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                              April 25, 2022

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, NJ 08840

                                                        Re: Feutune Light
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2022
                                                            File No. 333-264221

       Dear Mr. Tian:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that a majority of your executive officers and/or directors have significant ties to
                                                        China and Hong Kong. We
also note your statement that you will    not undertake [y]our
                                                        initial business
combination with any company being based in or having the majority of
                                                        the company   s
operations in China (including Hong Kong and Macau).    Please revise the
                                                        cover page to disclose
that your executive officers' and directors' ties to China and Hong
                                                        Kong may make you a
less attractive partner to a non-China- or non-Hong Kong-based target company, and
discuss the impact this could have upon your search for an initial business combination.
 Xuedong Tian
Feutune Light Acquisition Corp
April 25, 2022
Page 2
The Offering, page 10

2. We note that you revised the units from one-half warrants to whole units; however, your disclosure still indicates that an individual would have to purchase two units to trade a whole unit. Please revise to address this discrepancy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameXuedong Tian
                                                           Division of
Corporation Finance
Comapany NameFeutune Light Acquisition Corp
                                                           Office of Real
Estate & Construction
April 25, 2022 Page 2
cc:       Arila E. Zhou, Esq.
FirstName LastName